SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Airport

Schiphol Boulevard 217

1118 BH Schiphol, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2012

List of Exhibits:

1.	News Release entitled, “CNH Full Year 2011 Revenue Increases 25%; Operating Profit up 65%; EPS $3.82”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Camillo Rossotto
Camillo Rossotto
Chief Financial Officer

January 31, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations                                +1 (630) 887-3745

CNH Full Year 2011 Revenue Increases 25%; Operating Profit

up 65%; EPS $3.82

o	Full year Net Sales increase 25% to $18.1 billion

•	Agricultural equipment +23% to $14.2 billion

•	Construction equipment +32% to $3.9 billion

o	Full year Equipment Operations

•	Operating Profit of $1.5 billion, an increase of 65%

•	Operating Margin increased to 8.1% compared to 6.1% in 2010

o	Full year EPS before exceptional items at $3.82 per share, compared to $2.08 per share in 2010

	Quarter Ended		Change	Year Ended		Change
	12/31/11	12/31/10		12/31/11	12/31/10
(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$4,768	$3,759	27%	$18,059	$14,474	25%
Equipment Operations Operating Profit	$238	$176	35%	$1,465	$889	65%
Equipment Operations Operating Margin	5.0%	4.7%	0.3 pts	8.1%	6.1%	2 pts
Financial Services Net Income	$66	$28	136%	$225	$159	42%
Net Income Attributable to CNH	$193	$209	-8%	$939	$452	108%
Net Income Before Restructuring and Exceptional Items	$189	$216	-13%	$918	$496	85%
Diluted EPS Before Restructuring and Exceptional Items	$0.79	$0.90	-12%	$3.82	$2.08	84%

BURR RIDGE, IL — (January 31, 2012) — CNH Global N.V. (NYSE: CNH) today announced financial results for the year ended December 31, 2011. For the year, net sales increased 25% (22% on a constant currency basis) to $18.1 billion as agricultural equipment markets continue to perform well across the Group's geographical portfolio, and as a result of the continued recovery in the construction equipment market segment. Equipment Operations posted an Operating Profit of $1.5 billion on the strength of higher demand, with resulting increases in plant utilization, a favorable mix and improved net pricing for agricultural equipment, partially offset by fourth quarter European engine stock-piling costs.

Net equipment sales for the year were 79% agricultural equipment and 21% construction equipment. The geographical distribution of revenue for the period was 42% North America, 32% EAME & CIS, 16% Latin America, and 10% APAC markets.

Year-to-date capital expenditures totaled $408 million, a 36% increase from the comparable prior period largely as a result of engine environmental compliance programs and new product launches in both the agricultural and construction equipment segments; 72% of the capital spend was on new products and production capacity in the period. Equipment Operations generated $1.1 billion of operating cash flow during the year as net sales levels and operating performance more than offset the increased net working capital needed to support business activity. CNH's Equipment Operations ended the period with a net cash position of $2.7 billion. The 30% effective tax rate for 2011 is lower than the Group’s full year expectations of 32% to 38%, due primarily to the geographic mix of earnings that resulted in better utilization of the Group’s tax attributes. The full year 2012 forecasted effective tax rate is between 32% and 35%.

Net income before restructuring and exceptional items for the year was $918 million as a result of improved top line and industrial operating performance, better results from the Group's unconsolidated subsidiaries and a lower comparable tax rate. This resulted in the Group generating a significant increase in diluted earnings per share to $3.82 (before restructuring and exceptional items) compared to $2.08 per share in 2010.

2012 Full Year Market Outlook

Demand in the agricultural and construction equipment markets is expected to remain positive for 2012. Agricultural equipment demand is projected to be flat to up 5% on the back of firm agricultural commodity prices and construction equipment demand is expected to continue its recovery with industry unit sales expected to be up 15 to 20%.

2012 CNH U.S. GAAP Earnings Outlook

CNH expects to improve on 2011 performance as follows (U.S. GAAP):

•	Revenues up approximately 5%

•	Operating Margin in excess of 8.6%

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Change	Year Ended		Change
	12/31/11	12/31/10		12/31/11	12/31/10
(US $ in millions, except percentages)
Net Sales of Equipment	$3,695	$2,985	24%	$14,183	$11,528	23%
Gross Profit	$685	$561	22%	$2,904	$2,232	30%
Gross Margin	18.5%	18.8%	-0.3 pts	20.5%	19.4%	1.1 pts
Operating Profit	$241	$211	14%	$1,410	$943	50%
Operating Margin	6.5%	7.1%	-0.6 pts	9.9%	8.2%	1.7 pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry unit sales increased 12% compared to 2010. Global tractor sales grew 12% while global combine sales grew 16%. North American tractor sales, both over and under 40 horsepower segments, were up 2%, and combine sales were down 5%. Latin America sales of tractors decreased 2% and combine sales increased 21%. EAME & CIS markets continued to improve in 2011, with tractor sales up 25% and combine sales up 39%. APAC markets were up 12% in tractor sales and up 22% in combine sales.

CNH Agricultural Equipment Full Year Results

CNH’s net sales in the agricultural equipment sector increased 23% in 2011 (20% on a constant currency basis) as a result of solid trading conditions in every region. Net sales in the EAME & CIS markets continued their growth with comparative reported revenue up 36% on the back of firm demand across all product segments. As a result of this increased unit volume in Europe and the CIS, comparative industrial capacity utilization in Europe increased, driving positive cost absorption. This benefit coupled with improved price realization and favorable product mix (to larger horsepower tractor and combine segments), resulted in a 1.7 percentage point increase in comparative operating margin to 9.9% (despite transitional costs of engine stock-piling for 2012 incurred in the fourth quarter).

Worldwide agricultural equipment market share was in line with industry demand with continued positive performance in tractors overall in Europe and in the high horsepower segment in North America, as the FPT powered Tier 4A/Stage IIIB compliant equipment was well received by the market for its fuel savings and performance characteristics. Combine market share was up in North America, despite decreased year over year industry retail sales, and in the APAC region. Market share was down in the EAME & CIS region where unit retail sales increased, although at a rate less than the market overall, as a result of local content tariff restrictions. In Latin America, market share performance was stable for tractors and combines despite difficult trading conditions in the fourth quarter and a difficult environment for cross border transactions. Industrial production trailed retail sales in the fourth quarter as a result of good retail activity as demonstrated by the fourth quarter market share performance, and in an overall effort to manage down company and dealer inventories reflected in the Group’s fourth quarter cash flow from working capital. As a result, the Group begins 2012 with a healthy profile of both new and used finished goods inventory.

During 2011, New Holland Agriculture consolidated its leadership as Tier 4A/Stage IIIB compliant equipment provider introducing, in Europe and in North America, new CX and flagship CR Series combines, all featuring the ECOBlue SCR technology delivering up to 10% lower fuel consumption and an increase of up to 7% in maximum horsepower versus previous models. In Latin America, the brand launched, the T8 tractor range, from 273 to 389 hp, the industry’s highest horsepower tractors produced in Brazil, focused on cash grain and sugar cane business, and the new SP3500 sprayer. In November, New Holland Agriculture introduced the new mid-range tractor series TD5, T5 and T6 completely remodeling the offering below 120hp, with the T5 and T6 now featuring Tier 4A/Stage IIIB engines at the Agritechnica fair. The second generation NH2 hydrogen powered tractor, which will be tested this year on the first Energy Independent farm, was also displayed at the same venue. The Agritechnica jury recognized the new CR combine with the "Machine of the Year 2012" award for the efficient Tier 4A/Stage IIIB engines, the new super-lightweight aluminum Varifeed header and the state-of-the-art SmartTrax rubber tracks system. New Holland’s innovative technologies also received with five silver medals at the fair by the DLG jury.

In the first half of 2011, Case IH expanded its Tier 4A/Stage IIIB emission compliant offering in Europe and North America releasing the Magnum 235-340 hp Series tractors with global arm rest controls and 4WD Steiger 350–500 hp Series tractors with row crop frames and cab suspension and the 4WD Steiger/Quadrac 550–600 hp series tractors with best-in-class fuel efficiency and hydraulic flow. At the Farm Progress Show in the U.S., the brand introduced the new Efficient Power Axial-Flow 30 Series combines, Patriot 4430 sprayer and Maxxum tractors series, all Tier 4A/Stage IIIB emission compliant. In Latin America, Case IH launched the new Magnum tractor series and the new Axial Flow 2566, the brand’s first ever class 5 combine for the region in the third quarter.

Case IH sugar cane harvesters were honored with the ”Top of Mind” award by the Brazilian trade publication Revista Rural. The Case IH Diesel Saver Automatic Productivity Management (APM) System was awarded the ASABE 2011 Rain Bird Engineering Concept of the Year Award for its fully integrated drive-train management system available on the Case IH Steiger 4WD and QUADTRAC tractors. The new Case IH Patriot 4430 sprayer was chosen as the “2011 CropLife IRON Product of the Year”, receiving more than half of all votes cast. Also, the Case IH’s Early Riser Planter received an Honorable Mention as one of the best products for 2011 in the No-Till Equipment category, as selected by readers of the North American publication No-Till Farmers. Finally, Case IH Axial Flow combines were found by independent researchers at Göttingen University (Germany) to have the lowest overall operating costs, and spare parts costs of all models tested.

In North America the CNH agricultural brands won five AE50 innovation awards from the American Society of Agricultural and Biological Engineers (ASABE) as announced in January 2012. The awards recognized the New Holland T8 and T9 tractors, the SynchroKnife drive, the MowMax II independent modular disc cutterbar and the add-on Cornrower attachment and for the Case IH Steiger 600 tractor.

Construction Equipment

	Quarter Ended		Change	Year Ended		Change
	12/31/11	12/31/10		12/31/11	12/31/10
(US $ in millions, except percentages)
Net Sales of Equipment	$1,073	$774	39%	$3,876	$2,946	32%
Gross Profit	$132	$77	71%	$529	$351	51%
Gross Margin	12.3%	9.9%	2.4 pts	13.6%	11.9%	1.7 pts
Operating Profit	$(3)	$(35)	Nm	$55	$(54)	Nm
Operating Margin	(0.3)%	(4.5)%	4.2 pts	1.4%	(1.8)%	3.2 pts

Construction Equipment Industry and Market

Global construction equipment industry unit sales rose 27% in 2011 compared to the prior year, with positive trends in every region. Light equipment was up 30% and heavy equipment up 23%. North American demand was up 38% and EAME & CIS markets rose 35% as the industry continued to rebuild from the prior year's low levels. In Latin America, the market was up 25%, driven by strong demand from projects in both the public and private sectors. In APAC markets, industry sales were up 19% for the year, although significantly weaker in the second half of the year.

CNH Construction Equipment Full Year Results

2011 net sales in the construction equipment sector grew 32% (28% on a constant currency basis), with improvements in every region. Operating profit improved in 2011 to $55 million as a result of unit demand of newly launched products in the light and heavy equipment segments, increased industrial utilization, and positive comparative pricing.

Worldwide construction equipment market share for 2011 was in line with industry growth in both the light and heavy segments. In North America, the successful launch of new products in the light equipment range continued to gain traction. Losses in market share recorded in the first half of the year due to product launch manufacturing downtime, being regained over the second half. For heavy equipment, the supply of whole-goods and componentry improved in the second half of 2011 as Japanese suppliers returned to normalcy and the APAC excavator market slowed down. Trading conditions in Europe deteriorated in the fourth quarter as a result of the European financial crisis, and in Latin America the demand for heavy equipment diminished as infrastructure spending was deferred into 2012. As a consequence, global production utilization was flexed down in the fourth quarter to reflect the demand expectations of the individual markets and to ensure that finished goods inventories at the company and dealer levels were matched with demand on a worldwide basis.

At the ConExpo trade show in Las Vegas, Case Construction introduced the new B Series motor grader and the F Series wheel loader, with the largest models specifically engineered for quarry, aggregate and truck-loading applications. Also launched during 2011 were three new model of the DV Series double drum compactors and the PT240, the brand's first pneumatic tire compactor. The new 40-ton-class CX470C crawler excavator, Tier 4A/Stage IIIB emission compliant, was introduced in the North American and European markets. The Case 850L crawler dozer, the Case 580M loader/backhoe, the Case 440 Series 3 skid steer loader and the Case 621E wheel loader were recognized, in North America, as “Contractor’s Choice” machines for 2011 by Road & Bridges magazine.

New Holland Construction presented its new C Series crawler excavator, featuring Tier 4A/Stage IIIB compliant SCR engines that deliver a 10% increase in productivity in terms of cubic meters per hour and up to 10% lower fuel consumption in ECO mode compared to the B Series. Also introduced in the quarter were the new 200 Series Skid Steer and Compact Track loaders, a total of nine new models were presented to the markets.

CNH Financial Services Fourth Quarter and Full Year Results

	Quarter Ended		Change	Year Ended		Change
	12/31/11	12/31/10		12/31/11	12/31/10
(US $ in millions, except percentages)
Net Income	$66	$28	136%	$225	$159	42%
On-Book Asset Portfolio	$14,636	$14,274	3%	$14,636	$14,274	3%
Managed Asset Portfolio	$17,089	$16,996	1%	$17,089	$16,996	1%

Net income attributable to Financial Services was up 42% to $225 million for the year, compared with $159 million in 2010. Results were higher due to improved financial margins and a lower provision for credit losses, partially offset by a higher annual effective tax rate.

At December 31, 2011, delinquent receivables greater than 30 days past due were 2.0%, down from 5.2% at December 31, 2010.

Unconsolidated Equipment Operations’ Subsidiaries

Full year results for the Group's unconsolidated Equipment Operations’ subsidiaries improved by 18% to $104 million compared to 2010. The major contributors continued to be Turk Tractor (Turkey), Al Ghazi (Pakistan), CNH de Mexico and the Group’s two joint ventures in Japan.

New Manufacturing Investment in China

On December 23, 2011 CNH has announced an initial investment of $90 million to build a new manufacturing plant in Harbin, in the Heilongjiang Province, northeast China. The new facility will produce high horsepower tractors, combine harvesters and other machinery featuring advanced technology and will expand the Group’s manufacturing base in China, where it currently assembles high horsepower tractors and other agricultural equipment in Harbin, and operates a manufacturing plant dedicated to low and medium horsepower tractors in Shanghai.

Equipment Operations Cash Flow and Net Debt

	Year Ended
	12/31/11	12/31/10
	(US $ in millions)
Net Income	$924	$438
Depreciation & Amortization	311	291
Cash Change in Working Capital*	(189)	786
Other	51	296

Net Cash Provided by Operating Activities	1,097	1,811
Net Cash (Used) by Investing Activities**	(489)	(313)
All Other	(72)	167

Increase in Net (Cash)	$536	$1,665

Net (Cash)	$(2,731)	$(2,195)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat or Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

Cash and cash equivalents plus Deposits in Fiat Industrial S.p.A. subsidiaries’ cash management system increased by $654 million to $5.2 billion for the full year.

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on January 31, 2012 to review full year and fourth quarter 2011 results. The conference call webcast will begin at 10:00 a.m. U.S. Central Time (11:00 a.m. U.S. Eastern Time). This call can be accessed through the investor information section of the company's website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial affiliates cash management system and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.’s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended December 31, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended December 31,		Three Months Ended December 31,		Three Months Ended December 31,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$4,768	$3,759	$4,768	$3,759	$—	$—
Finance and interest income	273	296	39	47	342	357

	5,041	4,055	4,807	3,806	342	357

Costs and Expenses:
Cost of goods sold	3,951	3,121	3,951	3,121	—	—
Selling, general and administrative	503	462	425	334	78	128
Research, development and engineering	154	128	154	128	—	—
Restructuring	—	8	—	8	—	—
Interest expense	193	210	96	108	133	148
Interest compensation to Financial Services	—	—	72	62	—	—
Other, net	67	104	40	77	27	27

Total	4,868	4,033	4,738	3,838	238	303

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	173	22	69	(32)	104	54
Income tax provision (benefit)	11	(136)	(29)	(165)	40	29
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	3	66	28	2	3
Equipment Operations	25	45	25	45	—	—

Net income	189	206	189	206	66	28
Net loss attributable to noncontrolling interests	(4)	(3)	(4)	(3)	—	—

Net income attributable to CNH Global N.V.	$193	$209	$193	$209	$66	$28

Weighted average shares outstanding:
Basic	240	238

Diluted	241	239

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.81	$0.88

Diluted EPS	$0.80	$0.87

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$18,059	$14,474	$18,059	$14,474	$—	$—
Finance and interest income	1,126	1,134	172	154	1,387	1,395

	19,185	15,608	18,231	14,628	1,387	1,395

Costs and Expenses:
Cost of goods sold	14,626	11,891	14,626	11,891	—	—
Selling, general and administrative	1,843	1,698	1,442	1,243	401	455
Research, development and engineering	526	451	526	451	—	—
Restructuring	—	16	—	16	—	—
Interest expense	786	830	386	395	547	612
Interest compensation to Financial Services	—	—	286	238	—	—
Other, net	253	306	140	191	113	115

Total	18,034	15,192	17,406	14,425	1,061	1,182

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,151	416	825	203	326	213
Income tax provision	343	77	230	12	113	65
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	12	11	225	159	12	11
Equipment Operations	104	88	104	88	—	—

Net income	924	438	924	438	225	159
Net loss attributable to noncontrolling interests	(15)	(14)	(15)	(14)	—	—

Net income attributable to CNH Global N.V.	$939	$452	$939	$452	$225	$159

Weighted average shares outstanding:
Basic	239	238

Diluted	240	239

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$3.92	$1.90

Diluted EPS	$3.91	$1.89

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

As of December 31, 2011 and December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(in millions)
ASSETS
Cash and cash equivalents	$2,055	$3,618	$1,251	$2,934	$804	$684
Deposits in Fiat Industrial subsidiaries’ cash management system	4,116	—	3,980	—	136	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Accounts, notes receivable and other, net	14,491	14,028	894	911	14,072	13,495
Intersegment notes receivable	—	—	1,993	2,273	693	562
Inventories	3,662	2,937	3,662	2,937	—	—
Property, plant and equipment, net	1,936	1,786	1,934	1,784	2	2
Equipment on operating leases, net	666	622	7	2	659	620
Investment in Financial Services	—	—	2,045	2,007	—	—
Investments in unconsolidated affiliates	506	490	423	407	83	83
Goodwill and other intangibles	3,084	3,064	2,926	2,906	158	158
Other assets	3,577	3,284	2,065	1,848	1,512	1,436

Total Assets	$34,093	$31,589	$21,180	$19,652	$18,119	$17,157

LIABILITIES AND EQUITY
Short-term debt	$4,072	$3,863	$144	$125	$3,928	$3,738
Accounts payable	2,952	2,367	3,219	2,586	199	150
Long-term debt, including current maturities	13,038	12,434	3,656	3,968	9,382	8,466
Intersegment debt	—	—	693	562	1,993	2,273
Accrued and other liabilities	6,107	5,545	5,545	5,032	571	522

Total Liabilities	26,169	24,209	13,257	12,273	16,073	15,149
Equity	7,924	7,380	7,923	7,379	2,046	2,008

Total Liabilities and Equity	$34,093	$31,589	$21,180	$19,652	$18,119	$17,157

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010
	(in millions)
Operating activities:
Net income	$924	$438	$924	$438	$225	$159
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation and amortization	426	415	311	291	115	124
Intersegment activity	—	—	58	37	(58)	(37)
Changes in operating assets and liabilities	(396)	656	(45)	919	(351)	(263)
Other, net	40	(107)	(151)	126	51	5

Net cash provided (used) by operating activities	994	1,402	1,097	1,811	(18)	(12)

Investing activities:
Expenditures for property, plant and equipment	(408)	(301)	(408)	(301)	—	—
Expenditures for equipment on operating leases	(396)	(365)	(2)	—	(394)	(365)
Net (additions) collections from retail receivables	(455)	101	—	—	(455)	101
Net (deposits in) withdrawals from Fiat Industrial/Fiat S.p.A. subsidiaries’ cash management systems	(2,419)	462	(2,395)	481	(24)	(19)
Other, net	128	57	(79)	(12)	207	49

Net cash (used) provided by investing activities	(3,550)	(46)	(2,884)	168	(666)	(234)

Financing activities:
Intersegment activity	—	—	391	254	(391)	(254)
Net increase (decrease) in indebtedness	1,068	945	(272)	371	1,340	574
Dividends paid	—	—	—	—	(85)	(397)
Other, net	1	1	33	1	(32)	20

Net cash provided (used) by financing activities	1,069	946	152	626	832	(57)

Effect of foreign exchange rate changes on cash and cash equivalents	(76)	53	(48)	39	(28)	14

(Decrease) increase in cash and cash equivalents	(1,563)	2,355	(1,683)	2,644	120	(289)
Cash and cash equivalents, beginning of the year	3,618	1,263	2,934	290	684	973

Cash and cash equivalents, end of the year	$2,055	$3,618	$1,251	$2,934	$804	$684

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH Global N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Year Ended December 31, 2011 and the Year Ended December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$325	$—	$80	$—	$245	$—
With Fiat S.p.A. subsidiaries	—	194	—	43	—	151
Owed to securitization investors	2,302	2,488	—	—	2,302	2,488
Other	1,445	1,181	64	82	1,381	1,099
Intersegment	—	—	95	52	1,394	1,730

Total short-term debt	4,072	3,863	239	177	5,322	5,468

Long-term debt:
With Fiat Industrial subsidiaries	314	—	65	—	249	—
With Fiat S.p.A. subsidiaries	—	584	—	67	—	517
Owed to securitization investors	6,511	5,868	—	—	6,511	5,868
Other	6,213	5,982	3,591	3,901	2,622	2,081
Intersegment	—	—	598	510	599	543

Total long-term debt	13,038	12,434	4,254	4,478	9,981	9,009

Total debt:
With Fiat Industrial subsidiaries	639	—	145	—	494	—
With Fiat S.p.A. subsidiaries	—	778	—	110	—	668
Owed to securitization investors	8,813	8,356	—	—	8,813	8,356
Other	7,658	7,163	3,655	3,983	4,003	3,180
Intersegment	—	—	693	562	1,993	2,273

Total debt	$17,110	$16,297	$4,493	$4,655	$15,303	$14,477

Less:
Cash and cash equivalents	2,055	3,618	1,251	2,934	804	684
Deposits in Fiat Industrial subsidiaries’ cash management system	4,116	—	3,980	—	136	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Intersegment notes receivable	—	—	1,993	2,273	693	562

Net debt (cash)	$10,939	$10,919	$(2,731)	$(2,195)	$13,670	$13,114

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Year Ended December 31, 2011 and 2010

(Unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2011	2010	% Change	2011	2010	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$3,695	$2,985	23.8%	$14,183	$11,528	23.0%
Construction equipment	1,073	774	38.6%	3,876	2,946	31.6%

Total net sales	4,768	3,759	26.8%	18,059	14,474	24.8%
Financial services	342	357	(4.2)%	1,387	1,395	(0.6)%
Eliminations and other	(69)	(61)		(261)	(261)

Total revenues	$5,041	$4,055	24.3%	$19,185	$15,608	22.9%

2. Net sales on a constant currency basis:
Agricultural equipment net sales	$3,695	$2,985	23.8%	$14,183	$11,528	23.0%
Effect of currency translation	36		1.2%	(323)		(2.8)%

Agricultural equipment net sales on a constant currency basis	$3,731	$2,985	25.0%	$13,860	$11,528	20.2%

Construction equipment net sales	$1,073	$774	38.6%	$3,876	$2,946	31.6%
Effect of currency translation	12		1.6%	(99)		(3.4)%

Construction equipment net sales on a constant currency basis	$1,085	$774	40.2%	$3,777	$2,946	28.2%

Total Equipment Operations net sales on a constant currency basis	$4,816	$3,759	28.1%	$17,637	$14,474	21.9%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Year Ended December 31, 2011 and 2010

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended December 31,				Year Ended December 31,
	2011		2010		2011		2010
	(in millions, except percentages)
Net sales	$4,768	100.0%	$3,759	100.0%	$18,059	100.0%	$14,474	100.0%
Less:
Cost of goods sold	3,951	82.9%	3,121	83.0%	14,626	81.0%	11,891	82.2%

Equipment Operations gross profit	817	17.1%	638	17.0%	3,433	19.0%	2,583	17.8%
Less:
Selling, general and administrative	425	8.9%	334	8.9%	1,442	8.0%	1,243	8.6%
Research and development	154	3.2%	128	3.4%	526	2.9%	451	3.1%

Equipment Operations operating profit	$238	5.0%	$176	4.7%	$1,465	8.1%	$889	6.1%

Gross profit and margin:
Agricultural equipment	$685	18.5%	$561	18.8%	$2,904	20.5%	$2,232	19.4%
Construction equipment	132	12.3%	77	9.9%	529	13.6%	351	11.9%

Equipment Operations gross profit	$817	17.1%	$638	17.0%	$3,433	19.0%	$2,583	17.8%

Operating profit and margin:
Agricultural equipment	$241	6.5%	$211	7.1%	$1,410	9.9%	$943	8.2%
Construction equipment	(3)	(0.3)%	(35)	(4.5)%	55	1.4%	(54)	(1.8)%

Equipment Operations operating profit	$238	5.0%	$176	4.7%	$1,465	8.1%	$889	6.1%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
	(in millions, except per share data)
Net income attributable to CNH	$193	$209	$939	$452

Restructuring:
Restructuring, net of tax	1	7	—	14
Exceptional items:
(Gain) on purchase/sale of business, net of tax	(5)	—	(21)	(4)
Loss from debt redemption, net of tax	—	—	—	14
Tax charge for Medicare Part D retiree drug subsidy	—	—	—	20

Net income before restructuring and exceptional items	$189	$216	$918	$496

Weighted average common shares outstanding - diluted	241	239	240	239

Diluted earnings per share before restructuring and exceptional items	$0.79	$0.90	$3.82	$2.08

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2011

(Unaudited)

5. Equipment Operations cash generated from working capital:

	Balance as of December 31, 2010	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of December 31, 2011	Cash Generated from (used by) Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$911	$67	$(37)	$894	$(13)
Inventories	2,937	153	(29)	3,662	(849)
Accounts payable - Total	(2,586)	(109)	69	(3,219)	673

Working Capital	$1,262	$111	$3	$1,337	$(189)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

2011 Fourth Quarter and Full Year Financial Results January 31, 2012

Management Participants
Richard Tobin
President and Chief Executive Officer
Camillo Rossotto
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 2

Forward Looking Statement
This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "could," "should," "intend,"
"estimate," "anticipate," "believe," "outlook," "continue," "remain," "on track," "goal," or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on
Form 20-F for the year ended December 31, 2010.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 3

- **Net Sales increase of 27% to $4.8 billion in the fourth quarter and up 25% to $18.1 billion for the full year**
  - Agricultural equipment: +24% (+25% constant currency basis) in the fourth quarter and +23% (+20% constant currency basis) for the full year
  - Construction equipment: +39% (+40% constant currency basis) in the fourth quarter and +32% (+28% constant currency basis) for the full year

- **Equipment Operations Operating Profit of $238 million, an increase of 35% in the fourth quarter and of $1.5 billion, up 65%, for the full year**
  - Operating Margin increased to 5.0% compared to 4.7% in Q4 2010
  - Operating Margin increased to 8.1% compared to 6.1% in 2010

- **Equipment Operations net cash position increased by $536 million to $2.7 billion for the full year**

- **Net income before restructuring and exceptional items of $189 million in the fourth quarter and $918 for the year**

	Q4 2011	FY 2011
— Diluted EPS:	$0.80/share	$3.91/share
— Diluted EPS before restructuring and exceptional items:	$0.79/share	$3.82/share

Highlights CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 4

Financial Highlights – Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 5
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
2011 2010 Change
Net Sales of Equipment 18,059 $    14,474 $    25%
Equipment Operations Operating Profit * 1,465 $      889 $         65%
Financial Services Net Income 225 $         159 $         42%
Net Income Before Restructuring and Exceptional Items * 918 $         496 $         85%
Diluted EPS Before Restructuring and Exceptional Items * 3.82 $        2.08 $        84%
Equipment Operations Operating Cash Flow 1,097 $      1,811 $      (39)%
Equipment Operations Net (Cash) * (2,731) $     (2,195) $     24%
Full Year

(U.S. GAAP, US$ in mils.)
Net Sales Change Y-o-Y
Rate of Change vs. 9M '11
$20,000
$15,000
$10,000
$5,000
$0
$14,971
$899
$1,614
$6,828
$5,630
$17,366
$1,174
$2,340
$7,760
$6,092
$12,783
$1,201
$1,695
$4,608
$5,279
$14,474
$1,431
$2,678
$4,348
$6,017
$18,059
$1,829
$2,906
$5,810
$7,514
+25%
+28%
+9%
+34%
+25%
100%
10%
16%
32%
42%
2007
2008
2009
2010
2011
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC

Net Sales by Geographic Region* – Full Year * See Appendix for Geographic Information CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 6

$20,000
$15,000
$10,000
$5,000
$0
$14,971
$17,366
$12,783
$14,474
$18,059
$5,023
$4,464
$2,120
$2,946
$3,876
$9,948
$12,902
$10,663
$11,528
$14,183
2007
2008
2009
2010
2011

$1,500
$1,000
$500
$0
($500)
$1,225
$1,487
$373
$889
$1,465
$412
$116
$55
$813
$1,371
$712
$943
$1,410
($339)
($54)
2007
2008
2009
2010
2011

FIAT INDUSTRIAL

Net Sales and Operating Profit* Review
– Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 7
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)

$889
621
272
(104)
(152)
(71)
10
$1,465
FY '10
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
FY '11

Equipment Operations
Operating Profit* Evolution – Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 8
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
• Improvements in both AG and CE operating profit
• Solid demand supported higher volumes in both AG and CE, more efficient industrial utilization, better product mix and positive net pricing
• Emission regulations changes and introduction of new products drove the increase in R&D

2
• $90mn initial investment
• New plant will be producing high horsepower
tractors, combine harvesters and other
machinery featuring advanced technology
• Additional manufacturing capacity to current
high horsepower tractors and other
agricultural equipment assembly lines in
Harbin and low and medium horsepower
tractors plant in Shanghai
• Total Investment in excess of US$100mn
including:
• Expansion of Fiat Industrial complex in
Cordoba
• Launch of new, localized product lines for
both brands:
• Class 8/9 Combines: expansion of
LA capacity
• Specialty Tractors: currently not
manufactured in LA
• Production capacity: up to 6,000
units/year
• FPT engines: supplied from same
industrial complex
New Industrial project in Argentina New Manufacturing plant in Harbin, China
CNH Agricultural Equipment Geographical
Expansion

Equipment Operations
Change in Net Debt (Cash)* – Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 10
* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat and Fiat Industrial Cash Management Systems, as they are part of Net Debt (Cash)
(U.S. GAAP, US$ in mils.)
2011 2010
Net Income 924 $        438 $
Depreciation & Amortization 311          291
Account Receivables (13)          (97)
Inventories (849)         323
Account Payables 673          560
Cash Change in Working Capital ** (189)         786
Other 51            296
Net Cash From Operating Activities 1,097        1,811
Net Cash From Investing Activities *** (489)         (313)
All Other, Including FX Impact for the Period (72)           167
Increase in Net (Cash) 536 $        1,665 $
Full Year

Agricultural Equipment
(Major Equipment)

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Company Inventory
Dealer Inventory
CNH Retail Sales*
CNH Production*

Construction Equipment
(Light & Heavy)

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2-11
Q3-11
Q4-11
Company Inventory
Dealer Inventory
CNH Retail Sales*
CNH Production*

Inventory Reductions
(In Units of Equipment)
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 11
• Fourth Quarter Underproduction vs. Retail 9%
• 4% Reduction in Forward Months of Supply
• Fourth Quarter Underproduction vs. Retail 1%
• 26% Increase in Forward Months of Supply
* Excluding Joint Ventures
Source: CNH Internal Data

Market Outlook CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 12

Industry Drivers: AG and CE Equipment
– IHS Global Insight
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 13
Source: IHS Global Insight January 2012
2010 2011 Est. YoY 2012 F YoY 2013 F 2014 F 2015 F
Corn 162 229 41.3% 197 -13.9% 185 184 171
Soybeans 365 483 32.3% 478 -1.2% 405 406 401
Wheat 213 285 33.8% 284 -0.4% 270 263 261
IHS Global Insight 79.1 79.2 0.2% 93.7% 18.3% 87.0 87.0 84.7
USDA - Feb. 2011 79.1 100.9 27.6%
Housing Starts - Thousand Units 585 610 4.3% 726 19.0% 974 1,345 1,618
Construction Spending - USD billion 704 $       739 $    5.0% 783 $    5.9% 863 $    1,042 $ 1,221 $
World 4.0% 2.8% 2.6% 3.4% 3.9% 3.8%
North America 3.0% 1.8% 1.7% 2.5% 3.5% 3.3%
Europe 2.1% 1.8% 0.5% 1.7% 2.2% 2.4%
Former Soviet Union 4.4% 4.5% 3.9% 4.0% 4.3% 4.2%
Asia less Japan 8.3% 6.5% 6.2% 6.8% 7.0% 6.9%
Latin America 6.3% 4.4% 3.7% 4.9% 5.1% 4.5%
6.89 6.96 1.1% 7.04 1.1% 7.12 7.19 7.27
World Population - billion
Global Commodity Prices - USD/metric ton
Net Farm Income - USD billion
U.S. Construction Activity
Gross Domestic Product Growth - YoY % Change

CNH

CASE IH AGRICULTURE | NEW HOLLAND AGRICULTURE

	=
	=
	=
	=
	+
	=
	−

	+
	+
	−
	=
	+

	=

CASE CONSTRUCTION | NEW HOLLAND CONSTRUCTION

	=
	−
	=
	−
	+

	=
	=
	−
	−
	=

	=

FIAT INDUSTRIAL

Industry CNH Industry CNH
(change vs. prior year) (performance relative to mkt) (change vs. prior year) (performance relative to mkt)
WW 12% WW 30%
NA 2% NA 39%
  <40hp 2% EAME & CIS 31%
  40+hp 2% LA 30%
EAME & CIS 25% APAC 24%
LA (2%)
APAC 12%
WW 16% WW 23%
NA (5%) NA 37%
EAME & CIS 39% EAME & CIS 42%
LA 21% LA 21%
APAC 22% APAC 17%
WW AG 12% WW CE 27%
FY '11 FY '11
CNH Units Volume* Full Year
Agricultural and Construction Equipment
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 14
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Combines
Tractors
Light
Heavy

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 15
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Combines
Tractors
Light
Heavy
FY '12 FY '12
Industry Industry
(change vs. prior year) (change vs. prior year)
WW 0-5% WW ~+10%
NA Flat NA 15-20%
<40hp EAME & CIS ~+5%
40+hp 0-5% LA 5-10%
EAME & CIS APAC 5-10%
LA (5-10%)
APAC ~+5%
WW 0-5% WW 20-25%
NA 5-10% NA 10-15%
EAME & CIS 0-5% EAME & CIS 0-5%
LA (5-10%) LA 5-10%
APAC 0-5% APAC 25-30%
WW AG 0-5% WW CE 15-20%
Flat
Flat

CNH

Main New Equipment Launches

Main Product Awards

MASCHINE DES JAHRES 2012

FIAT INDUSTRIAL

2
Expansion of Tier 4A/Stage IIIB emission compliant offering
Agriculture Equipment
Combines: class 5 and higher
Tractors: High hp and 4WD
New Holland CR Series Combine named
Machine of the Year 2012 at the 2011
Agritechnica show
Case IH Steiger 600 and New Holland T9
Tractors win AE50 innovation awards
from the American Society of Agricultural
and Biological Engineers
Heavy Construction Equipment
Crawler Excavators
Wheel Loader
Construction Equipment Other
Relevant Launches
New Holland 200 Series and
Case Series 3 Skid Steer and
Compact Track loaders range
New Holland B Series Motor
Grader
Road & Bridges magazine named “Contractor’s Choice” machines for
2011: Case 850L crawler dozer, 580M loader/backhoe, 440 Series 3 skid steer loader and the 621E wheel loader Agricultural Equipment Other
Relevant Launches
New Holland mid-range tractor
series TD5, T5 and T6
Case IH Patriot 4430 sprayer
CNH Main Launches and Product Awards
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 16

Tractors

Segment	2011	2012	2013	2014	2015
4WD	New models	New models	New models	Repowering, Major upgrade	New models
220+ HP	Repowering	New models	Major upgrade, Repowering	Major upgrade, Repowering, New models	Major upgrade
100-200 HP	Repowering	Major upgrade, Repowering	New models, Major upgrade	Major upgrade, Repowering	New models, Repowering
55-115 HP	Repowering	Major upgrade, Repowering, New models	Major upgrade, Repowering, New models	New models, Repowering	New models, Repowering
15-55 HP	Major upgrade	Major upgrade	Major upgrade, Repowering, New models	New models, Repowering	New models, Major upgrade

	'11A	'12-'15
New models	1	27
Upgrade	1	31
Repowering	2	17

New models

Product actions: Major upgrade, Repowering

Harvesting EU & NA

Segment	2011	2012	2013	2014	2015
Combine CLASS 7, 8, 9	Repowering, Major upgrade	New models, Repowering	New models, Repowering	Repowering, Major upgrade	New models, Repowering
Combine CLASS 4, 5, 6	Major upgrade, Repowering, New models		Major upgrade, Repowering, New models	Major upgrade, Repowering, New models	New models
Combine headers		New models, Major upgrade	New models, Major upgrade	New models, Major upgrade	New models, Major upgrade
Hay & Forage	New models	Major upgrade, Repowering, New models	New models, Repowering	Major upgrade, Repowering, New models	
Grape harvester	Major upgrade	New models	New models		Repowering

	'11A	'12-'15
New models	1	39
Upgrade	3	14
Repowering	4	14

New models

Product actions: Major upgrade, Repowering

CNH Agricultural Equipment
Product Introduction Plan
Significant investment focused on new model launches to complete and strengthen product range
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 17

Light Equipments + Excavators

Platforms	2011	2012	2013	2014	2015
Tractor Loader Backhoe		New models, Major upgrade, Repowering	New models	Repowering	
Skid Steer Loader	New models	Repowering	New models, Repowering	Repowering	
Crawler Excavator	Major upgrade, Repowering	Major upgrade, Repowering	Major upgrade, Repowering	Major upgrade, Repowering	Major upgrade, Repowering
Wheel Excavator		New models	New models		Repowering
Mini Excavator		New models			
Telescopic Handler			New models	New models	

	´11A	'12-'15
New models	1	6
Upgrade	2	3
Repowering	2	8

Product actions: New models · Major upgrade · Repowering

Heavy Equipment

Platforms	2011	2012	2013	2014	2015
Wheel Loader	New models, Repowering	Repowering	Major upgrade	Repowering	Repowering
Dozer		Repowering, New models	Major upgrade, New models	Repowering	Repowering
Grader	Repowering	Repowering		Repowering	
Compactor	New models	New models, Repowering, Major upgrade	Major upgrade, Repowering		Major upgrade, Repowering

	´11A	'12-'15
New models	2	3
Upgrade	0	7
Repowering	2	13

Product actions: New models · Major upgrade · Repowering

CNH Construction Equipment Product Introduction Plan CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 18

2012 Early Trends and Financial Outlook
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 19
• Tier 4A/Stage IIIB Emission Compliant 2012 Main Product Launches
• Agriculture Equipment
• Significant launch activity slated for 2012 in tractors and harvesting equipment in developed markets as a result of T4A/SIIIB
• Introductory launches in Brazil, India, China, and Turkey in new tractor and harvesting equipment segments
• Revitalization of hay and forage and crop production product line up with 30+ launches in 2012
• Construction Equipment
• New product launches in excavator, dozer segments in Europe and North America
• New Case TLB in Brazil
• Multiple T4A/SIIIB and companion program launches
• First new product launch from Case India in compactors
• Order Intake – January 2012 vs. January 2011
• Agricultural Equipment order boards
• Tractor orders up 50%
• Combine orders up 25%
• Construction Equipment order boards
• Orders up 24%
• CNH Financial Services main funding transactions in Q4 2011
• Successful inaugural issuance by CNH Capital LLC of a $500 million 6.25% 5 Year note
• Continued access to the ABS market with a $811 million retail ABS in the US and a CAD 451 million retail ABS in Canada
• 2012 CNH US GAAP Earnings Outlook
• Revenues up approximately 5%
• Operating  Margin in excess of 8.6%
• Investment Grade target supported by strong performance, sound liquidity position and demonstrated access to diversified sources of funding, both for
Equipment Operations and Financial Services

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 20

Appendix

Financial Data – Fourth Quarter CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 22

Financial Highlights – Fourth Quarter
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 23
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
12/31/11 12/31/10 Change
Net Sales of Equipment 4,768 $      3,759 $      27%
Equipment Operations Operating Profit * 238 $         176 $         35%
Financial Services Net Income 66 $          28 $          136%
Net Income Before Restructuring and Exceptional Items * 189 $         216 $         (13)%
Diluted EPS Before Restructuring and Exceptional Items * 0.79 $        0.90 $        (12)%
Equipment Operations Operating Cash Flow 707 $         572 $         NA
Equipment Operations Net (Cash) * (2,731) $     (2,195) $     24%
Quarter Ended

(U.S. GAAP, US$ in mils.)
Net Sales Change Y-o-Y
Rate of Change vs. 9M '11
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,077
$258
$532
$1,857
$1,430
$3,662
$298
$426
$1,494
$1,444
$3,213
$300
$620
$1,129
$1,164
$3,759
$342
$748
$1,202
$1,467
$4,768
$445
$819
$1,515
$1,989
+27%
+30%
+26%
+36%
100%
9%
17%
32%
42%
2007
2008
2009
2010
2011
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC
FIAT INDUSTRIAL

Net Sales by Geographic Region* – Fourth Quarter * See Appendix for Geographic Information CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 24 +9%

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,077
$1,334
$2,743
$3,662
$695
$2,967
$3,213
$587
$2,626
$3,759
$774
$2,985
$4,768
$1,073
$3,695
2007
2008
2009
2010
2011

$400
$300
$200
$100
$0
($100)
$265
$87
$178
$299
$346
($47)
$101
$167
($66)
$176
$211
($35)
$238
$241
($3)
2007
2008
2009
2010
2011

FIAT INDUSTRIAL

Net Sales and Operating Profit* Review
– Fourth Quarter
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 25
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)

155
47
(18)
(79)
(26)
(17)
$176
$238
Q4 '10
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
Q4 '11

Equipment Operations
Operating Profit* Evolution – Fourth Quarter
• Improvements in both AG and CE operating profit
• Solid demand supported higher volumes in both AG and CE, more efficient industrial utilization, better product mix and positive net pricing
• Emission regulations changes and introduction of new products drove the increase in R&D
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 26
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)

Geographic Information and Market Share/Position Data CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 27

Definitions
• Geographic Area as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS Countries,
Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA
in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers
Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern
Europe, Russia, Turkey, Brazil and any country where local shipments are not reported .
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 28

CNH Agricultural & Construction Equipment
– Net Sales Change Details*
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 29
(U.S. GAAP, US$ in mils.)
% Change
vs 2010
of which
Currency
% Change
vs 2010
of which
Currency
North America 36% - 25% 1%
AG 25 - 18 1
CE 94 - 69 1
EAME & CIS 26% (1)% 34% 4%
AG 26 (1) 36 4
CE 24 1 23 5
Latin America 9% (4)% 9% 4%
AG 17 (3) 11 4
CE (5) (5) 4 4
APAC 30% (2)% 28% 5%
AG 21 (2) 25 6
CE 59 - 39 3
World 27% (1)% 25% 3%
AG 24 (1) 23 3
CE 39 (1) 32 3
Fourth Quarter 2011 Full Year 2011
*  See Appendix for Geographic Information

Credit Lines
The following table summarizes CNH credit lines and total debt at December 31, 2011 and
December 31, 2010:
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 30
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 997          897          775       122          100       1,338    1,338      1,216    122         -
ABCP Facilities and BNDES Financing 5,258       3,559       -        3,559       1,699    6,356    4,261      -        4,261      2,095
Uncommitted Lines
with Third Parties 1,813       1,332       58         1,274       481       1,647    1,259      31         1,228      388
with Fiat Group (pre de-merger) 2,643    206         4           202         2,437
with Fiat Industrial 2,564       192          7           185          2,372    -         -        -         -
Total Credit Lines 10,632 5,980 840 5,140 4,652 11,984 7,064 1,251 5,813 4,920
of which with or guaranteed by Fiat Group 4,068    1,562     405       1,157     2,506
of which with or guaranteed by Fiat Industrial 3,474      917         7           910         2,557
Bonds 2,808       2,808    -          2,721      2,721    -
Third Party Loans 7,875       14         7,861       5,940      15         5,925
Fiat Group (pre de-merger) Loans -          -        -          572         106       466
Fiat Industrial Loans 447          138       309          -         -        -
Intersegment Loans -          693       1,993       -         562       2,273
Total Notes and Loans 11,130   3,653   10,163   9,233    3,404   8,664
Total Debt 17,110   4,493   15,303   16,297 4,655   14,477
December 31, 2010
Drawn
December 31, 2011
Drawn

Equipment Operations
Debt Maturity Schedule
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 31
* Public Notes are reported net of any premium/discount.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Dec-11 2012 2013 2014 2015 Beyond
Third Parties 847 $          680 $    120 $    30 $      8 $        9 $
Public Notes * 2,808            -         997         -         -         1,811
Fiat Industrial 145               145         -         -         -         -
Intersegment 693               95           -         9             -         589
Total Maturities 4,493 $        920 $    1,117 $ 39 $       8 $         2,409 $
Maturities

Non-GAAP Measures CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 32

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 33

Net Income Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2011 2010 2011 2010
Net income attributable to CNH 193 $            209 $         939 $            452 $
Restructuring, after tax:
Restructuring -               8                 -               16
Tax benefit 1                    (1)               -               (2)
Restructuring, after tax 1                    7                 -               14
Exceptional items:
(Gain) on  purchase/sale of business, net of tax (5)                  -             (21)               (4)
Loss from debt redemption, net of tax -               -             -               14
Tax charge for Medicare Part D retiree drug subsidy -               -             -               20
Net Income before restructuring and exceptional items 189 $            216 $         918 $            496 $
Weighted average common shares outstanding - diluted 241               239            240               239
Diluted earnings per share before restructuring and
exceptional items
0.79 $          0.90 $        3.82 $          2.08 $
Fourth Quarter Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 34
CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 35
(U.S. GAAP, US$ in mils.)
2011
% of
Net Sales
2010
% of
Net Sales
2011
% of
Net Sales
2010
% of
Net Sales
Net sales 4,768 $ 3,759 $  18,059 $ 14,474 $
Less:
     Cost of goods sold 3,951 3,121 14,626 11,891
Gross Profit 817 17.1% 638 17.0% 3,433 19.0% 2,583 17.8%
Less:
     Selling, general and administrative 425 334 1,442 1,243
     Research and development 154 128 526 451
Operating Profit 238 $    5.0% 176 $     4.7% 1,465 $   8.1% 889 $       6.1%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 241 $    6.5% 211 $     7.1% 1,410 $   9.9% 943 $       8.2%
Construction Equipment (3) $       (0.3)% (35) $      (4.5)% 55 $         1.4% (54) $       (1.8)%
Fourth Quarter Full Year

Equipment Operations IFRS to GAAP
Analysis
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 36
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2011 2010 2011 2010
Trading Profit Under IFRS
Agricultural Equipment 210 $        174 $        1,264 $     839 $
Construction Equipment (12)            (18)            27             (43)
Financial Services 100           50             315           205
Trading Profit Under IFRS 298           206           1,606        1,001
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 198 $        156 $        1,291 $     796 $
Accounting for Benefit Plans (8)              (49)            (31)            (62)
Intangible Asset Amortization,
   Primarily Development Costs (45)            (41)            (138)          (176)
IFRS Reclassifications * 55             43             213           134
Other Adjustments (2)              (10)            (10)            (6)
Total Adjustments -            (57)            34             (98)
Plus: U.S. GAAP "Other, net" 40             77             140           191
U.S. GAAP Operating Profit 238 $        176 $        1,465 $     889 $
Fourth Quarter Full Year
*  The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat and Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of December 31, 2011 and December 31, 2010:
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 37
31-Dec-11 31-Dec-10 31-Dec-11 31-Dec-10 31-Dec-11 31-Dec-10
With Fiat Industrial subsidiaries 325 $            - $             80 $              - $             245 $            - $
With Fiat S.p.A. subsidiaries -                194                -                43                  -                151
Owed to securitization investors 2,302            2,488            -                -                2,302            2,488
Other 1,445            1,181            64                  82                  1,381            1,099
Intersegment -                -                95                  52                  1,394            1,730
Total short-term debt 4,072 $         3,863 $         239 $            177 $             5,322 $         5,468 $
With Fiat Industrial subsidiaries 314 $            - $             65 $              - $             249 $            - $
With Fiat S.p.A. subsidiaries -                584                -                67                  -                517
Owed to securitization investors 6,511            5,868            -                -                6,511            5,868
Other 6,213            5,982            3,591            3,901            2,622            2,081
Intersegment -                -                598               510                599               543
Total long-term debt 13,038 $      12,434 $       4,254 $         4,478 $         9,981 $         9,009 $
With Fiat Industrial subsidiaries 639 $            - $             145 $            - $             494 $            - $
With Fiat S.p.A. subsidiaries -                778                -                110                -                668
Owed to securitization investors 8,813            8,356            -                -                8,813            8,356
Other 7,658            7,163            3,655            3,983            4,003            3,180
Intersegment -                -                693               562                1,993            2,273
Total debt 17,110 $      16,297 $       4,493 $         4,655 $         15,303 $      14,477 $
Cash and cash equivalents 2,055 $         3,618 $         1,251 $         2,934 $         804 $            684 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 4,116            -                3,980            -                136               -
With Fiat S.p.A. subsidiaries -                1,760            -                1,643            -                117
Intersegment notes receivable -                -                1,993            2,273            693               562
Net debt (cash) 10,939 $      10,919 $       (2,731) $       (2,195) $       13,670 $      13,114 $
Less:
Consolidated Equipment Operations Financial Services
(US$ in millions)
Short-term debt:
Long-term debt:
Total debt:

End